UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number:  000-51180

Poly-pacific International Inc. (Translation of registrant's name into English)

4287B Dawson Street Burnaby, BC V5C 4B3 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	Annual Financial Statements for the year ended December 31, 2006
99.2	Management’s Discussion & Analysis
99.3	Certificates
99.4	News Release dated December 21, 2006
99.5	News Release dated January 4, 2007
99.6	News Release dated January 12, 2007
99.7	News Release dated February 6, 2007
99.8	News Release dated February 7, 2007
99.9	News Release dated February 14, 2007
99.10	News Release dated February 15, 2007
99.11	News Release dated February 16, 2007
99.12	News Release dated March 1, 2007
99.13	News Release dated March 13, 2007
99.14	News Release (2) dated March 13, 2007
99.15	News Release dated April 17, 2007
99.16	News Release dated April 20, 2007
99.17	News Release dated April 27, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2007

Poly-Pacific International Inc.

By:

 /s/ Randy Hayward

Name:

Randy Hayward

Title:

President

Acting Chief Executive Officer

Acting Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Financial Statements for the year ended December 31, 2006
99.2	Management’s Discussion & Analysis
99.3	Certificates
99.4	News Release dated December 21, 2006
99.5	News Release dated January 4, 2007
99.6	News Release dated January 12, 2007
99.7	News Release dated February 6, 2007
99.8	News Release dated February 7, 2007
99.9	News Release dated February 14, 2007
99.10	News Release dated February 15, 2007
99.11	News Release dated February 16, 2007
99.12	News Release dated March 1, 2007
99.13	News Release dated March 13, 2007
99.14	News Release (2) dated March 13, 2007
99.15	News Release dated April 17, 2007
99.16	News Release dated April 20, 2007
99.17	News Release dated April 27, 2007